Filed Pursuant to Rule 424(b)(5)
                                                File No. 333-43573


PROSPECTUS SUPPLEMENT
(To prospectus dated January 15, 1998)


                                 $100,000,000

                         Hospitality Properties Trust
                   8-1/4% Monthly Income Senior Notes due 2005

                               ----------------

     The notes bear interest at the rate of 8-1/4% per year. Interest on the notes is payable monthly on the 15th day of each month beginning December 15, 1998. The notes mature on November 15, 2005. We may not redeem the notes prior to November 15, 2001. From and after November 15, 2001, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest. The notes do not have the benefit of any sinking fund.

     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

                               ----------------

                                                                 Per Note       Total
                                                                 --------       -----
    Public Offering Price (1) .................................     100%      $100,000,000
    Underwriting Discount .....................................     2.5%      $  2,500,000
    Proceeds, before expenses, to Hospitality Properties Trust     97.5%      $ 97,500,000

    (1) Purchasers will also be required to pay accrued interest from November 12, 1998, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters a 30-day option to purchase additional notes in an aggregate principal amount up to $15,000,000 on the same terms and conditions as these notes in order to satisfy overallotments, if any.

     We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 12, 1998.

                               ----------------
Merrill Lynch & Co.
       Donaldson, Lufkin & Jenrette
              A.G. Edwards & Sons, Inc.
                     Legg Mason Wood Walker
                             Incorporated
                            Morgan Stanley Dean Witter
                                    Prudential Securities Incorporated
                                              Salomon Smith Barney

                               ----------------

          The date of this prospectus supplement is November 6, 1998.

                               Table of Contents

                                                                             Page
                                                                            -----
                          Prospectus Supplement
Summary ................................................................... S-3
Recent Developments ....................................................... S-7
Capitalization ............................................................ S-9
Use of Proceeds ........................................................... S-9
The Company ............................................................... S-10
Management ................................................................ S-16
Description of the Notes .................................................. S-18
Certain Federal Income Tax Considerations ................................. S-25
Underwriting .............................................................. S-28
Ratings ................................................................... S-30
Legal Matters ............................................................. S-30
Experts ................................................................... S-30
Incorporation of Certain Information by Reference ......................... S-31
Where You Can Find More Information ....................................... S-31
Forward-Looking Statements ................................................ S-32
Glossary .................................................................. S-33
Index to Consolidated Financial Statements ................................ F-1

                                   Prospectus

Available Information .....................................................   ii
Incorporation of Certain Documents by Reference ...........................   ii
The Company ...............................................................    1
Use of Proceeds ...........................................................    1
Ratio of Earnings to Fixed Charges ........................................    1
Description of Debt Securities ............................................    2
Description of Shares .....................................................   11
Description of Preferred Shares ...........................................   11
Description of Depositary Shares ..........................................   17
Description of Warrants ...................................................   20
Limitation of Liability; Shareholder Liability ............................   20
Redemption; Trustees; Business Combinations and Control Share Acquisitions    21
Plan of Distribution ......................................................   25
Legal Matters .............................................................   26
Experts ...................................................................   26

     In this Prospectus Supplement, the term "HPT" includes Hospitality Properties Trust and its consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that the transactions described below in "Recent Developments--Investments" have been completed, including the acquisition of the five hotels which we have not yet acquired. This offering of notes is not contingent on the completion of these transactions, and we cannot assure you that they will be completed.

     In presenting "adjusted" information in this Prospectus Supplement, we have assumed that the offering has been completed and that we have applied the net proceeds of the notes as we currently intend. In presenting "adjusted pro forma" information, we have made the same assumptions and have also assumed that we have completed all the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements which are included and incorporated by reference in this Prospectus Supplement. Unless we otherwise state in this Prospectus Supplement, we have assumed throughout this Prospectus Supplement that the Underwriters' overallotment option is not exercised.

                                    SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read this entire Prospectus Supplement and the accompanying Prospectus. You should also read the documents we have referred you to in "Incorporation of Certain Information by Reference."

THE COMPANY

     Hospitality Properties Trust ("HPT") is a real estate investment trust ("REIT") formed to acquire, own and lease hotels. We currently own or have entered agreements to acquire a total of 167 hotels with 22,367 rooms costing approximately $1.8 billion. Our business strategy is to invest in high quality hotels leased to experienced hotel operators for minimum rents which exceed our cost of capital. The average age of our hotels is six years. We believe that our hotels are among the newest, best designed and best located hotels in their respective market segments.



                        HPT Investments by Hotel Brand


                     [Tabular Representation of Pie Chart]

                        HPT Investments by Hotel Brand


Summerfield Suites(R)
15 hotels/1,822 rooms
$240 million ..................................  14%

Residence Inn by Marriott(R)
31 hotels/3,961 suites
$335 million ..................................  19%

Courtyard by Marriott(R)
63 hotels/8,982 rooms
$621 million ..................................  35%

Wyndham(R)
12 hotels/2,321 rooms
$183 million ..................................  10%

Sumner Suites(R)
14 hotels/1,641 suites
$140 million ..................................   8%

Candlewood(R)
32 hotels/3,640 suites
$241 milion ...................................  14%




FINANCING POLICIES

     Since our initial public offering in 1995, we have been conservatively capitalized. We believe that our conservative financing policy has enabled us to access the capital markets on favorable terms and will continue to facilitate our growth. We have completed common share offerings in each year since 1995, raising over $1.2 billion in gross proceeds. At October 20, 1998, our total debt of $332 million constituted 22% of our total capitalization.

     The notes have the benefit of financial covenants. The following table shows the financial ratios contained in these covenants for HPT at June 30, 1998 on a historical basis and on an adjusted pro forma basis. You should review the Unaudited Adjusted Pro Forma Consolidated Financial Statements and our historical financial statements in connection with this table. The section of the Prospectus Supplement titled "Description of the Notes" contains more information concerning the covenants.




                                                                           Historical as of     Adjusted Pro Forma
                     Covenant                          Required Ratio        June 30, 1998       at June 30, 1998
                     --------                        ------------------   ------------------   -------------------
Debt/Adjusted Total Assets .......................   no more than 60%              17%                  22%
Secured Debt/Adjusted Total Assets ...............   no more than 40%               0%                   0%
Consolidated Income Available for
 Debt Service/Annual Debt Service ................   at least 1.5x                7.4x                 5.6x
Total Unencumbered Assets/Unsecured Debt .........   at least 200%                587%                 462%

BUSINESS POLICIES

     Our ability to pay debt service depends upon our receipt of rents. We believe that our lease structure is among the most secure of all hotel REITs. Our leases are designed to increase our rents during cyclical upturns, secure our minimum rents during cyclical downturns and generally provide for the dependability of our cash flow. Important features of our leases include the following:

     Minimum Rent. All of our leases require minimum annual rent equal to at least 10% of our investment in our hotels.

     Percentage Rent. All of our leases require percentage rent equal to between 5% and 10% of increases in gross hotel revenues over threshold amounts.

     Long Term Leases. All of the leases for our hotels expire after 2007. The average lease term remaining for our hotels is 13 years.

     Pooled Leases. Each of our hotels is part of a combination of hotels. The leases in each combination are subject to cross default with other leases to the same tenant. The smallest combination includes nine hotels with 1,336 rooms in which we have invested approximately $129 million; the largest combination includes 53 hotels with 7,610 rooms in which we have invested approximately $505 million.

     Geographic Diversification. Each combination of hotels leased to a single tenant is geographically diversified. In addition, many of our hotels are located in the vicinity of major demand generators such as airports, medical or educational facilities and large suburban office parks.

     All or None Renewals. All renewal options for each combination of hotels may only be exercised on an all or none basis and not for separate hotels.

     Security Deposits. All of our leases require security deposits generally equal to one year's minimum rent.

     FF&E Reserves. All of our leases require the tenants to deposit 5% of gross hotel revenues into escrow to fund periodic renovations (the "FF&E Reserve"). For hotels owned throughout the 12 months ended June 30, 1998, the FF&E Reserve averaged $1,533 per room per year.

     Subordinated Fees. All management fees for our hotels are subordinated to the rent due to us.

     Guarantees for New Hotels. When we purchase and lease recently built hotels, we require that payment of rent be guaranteed until the operations of the hotels achieve negotiated rent coverage levels. Except for guarantors whose obligations are investment grade rated, these guarantees are secured.

     Rent Coverage. When we purchase hotels which have historical operations, we set the purchase prices and rents at levels to provide historical as well as projected rent coverage. During the 12 months ended June 30, 1998, hotels owned by us which had been open at least one year at the beginning of 1998 earned cash flow available for rent (after paying all non-subordinated expenses and after a 5% FF&E Reserve) of 1.59 times the minimum rent due to us. We believe that this is the highest rent coverage ratio among all public hotel REITs.

PRINCIPAL PLACE OF BUSINESS

     HPT is organized as a Maryland real estate investment trust. Its principal place of business is 400 Centre Street, Newton, Massachusetts 02458 and its telephone number is (617) 964-8389.

THE OFFERING

     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes (including capitalized terms), see "Description of the Notes" and "Glossary" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.



 Aggregate Principal Amount ..... $100,000,000

 Maturity Date .................. The notes will mature on November 15, 2005, unless previously redeemed.

 Interest Payment Dates ......... The 15th day of each calendar month beginning on December 15, 1998.

 Ranking ........................ The notes are senior obligations of Hospitality Properties Trust. They are not secured by any of our property or assets, and as a result you will be one of our unsecured creditors. The notes are not obligations of any of our Subsidiaries. The notes will rank equally with all of our other unsecured senior indebtedness, including indebtedness we incur in the future. However, the notes will be effectively subordinated to any mortgages and other secured indebtedness we incur, and to all indebtedness and other liabilities of our Subsidiaries.

 Optional Redemption ............ We may not redeem any of the notes prior to November 15, 2001. From and after November 15, 2001, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest. The notes will not have the benefit of a sinking fund.

 Use of Proceeds ................ We estimate that our net proceeds from the offering will be approximately $97 million. We intend to use these proceeds to repay part of our bank borrowings and for general business purposes.

 Limitations on Incurrence
 of Debt ........................ Various covenants will apply to the notes, including the following:
                                  (1) HPT will not incur Debt if the new Debt would cause total Debt to be more than 60% of Adjusted Total Assets.
                                  (2) HPT will not incur Secured Debt if the new Secured Debt would cause total Secured Debt to be more than 40% of Adjusted Total
                                      Assets.
                                  (3) HPT will not incur Debt if the new Debt would cause the ratio of
                                      Consolidated Income Available for Debt Service to Annual Debt
                                      Service for our most recently completed four fiscal quarters to be less than 1.5 to 1, determined on a pro forma basis after giving effect to certain assumptions.
                                  (4) HPT will maintain Total Unencumbered Assets of at least 200% of
                                      Unsecured Debt.
                                   The capitalized terms used in this description of certain covenants have meanings specified in the indenture and supplemental indenture under which the notes will be issued. The specific meanings are described in
                                   "Description of the Notes" and "Glossary" in this Prospectus
                                   Supplement.

SUMMARY HISTORICAL AND ADJUSTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following table contains certain summary financial information with respect to HPT. This information is derived from our audited and unaudited financial statements and the Unaudited Adjusted Pro Forma Financial Statements which are included or incorporated by reference in this Prospectus Supplement. Those statements and their footnotes contain more detailed information which you should read in connection with the following summary information.



                                                                        Historical
                                       ----------------------------------------------------------------------------
                                          February 7,
                                             1995
                                        (inception) to            Year Ended                 Six Months Ended
                                         December 31,            December 31,                    June 30,
                                             1995            1996           1997           1997           1998
                                       ---------------- ------------- --------------- ------------- ---------------
                                                        (in thousands, except ratios)          (unaudited)
Operating Data:
 Rental income ................        $19,531          $69,514       $  98,561       $46,407       $  72,904
 FF&E reserve income ..........          4,037           12,169          14,643         7,081           7,460
 Interest income ..............             74              946             928           265           1,200
  Total revenues ..............         23,642           82,629         114,132        53,753          81,564
 Net income before
   extraordinary loss .........         11,349           51,664          59,153        29,836          42,224
 Dividends declared ...........         11,486           62,841          73,408        32,250          54,394
Balance Sheet Data
 (at end of period):
 Real estate properties,
   net ........................       $326,752         $816,469      $1,207,868      $961,254      $1,612,261
 Total assets .................        338,947          871,603       1,313,256       998,122       1,635,376
 Total borrowings .............             --          125,000         125,000       229,000         291,739
 Total shareholders'
   equity .....................        297,951          645,208       1,007,893       659,681       1,145,256
Other Data:
 Consolidated Income
   Available for
   Debt Service (1) ...........        $18,195          $65,539       $  91,993       $43,608       $  69,286
 Ratio of earnings to
   fixed charges (2) ..........            3.2x            10.2x            4.8x          5.7x            5.5x



                                             Adjusted Pro Forma
                                       ------------------------------
                                                         Six Months
                                         Year Ended        Ended
                                        December 31,      June 30,
                                            1997            1998
                                       -------------- ---------------
                                                (unaudited)
Operating Data:
 Rental income ................       $175,733        $  88,589
 FF&E reserve income ..........         14,643            7,460
 Interest income ..............            928            1,200
  Total revenues ..............        191,304           97,249
 Net income before
   extraordinary loss .........         91,461           46,157
 Dividends declared ...........
Balance Sheet Data
 (at end of period):
 Real estate properties,
   net ........................                      $1,730,743
 Total assets .................                       1,756,890
 Total borrowings .............                         396,739
 Total shareholders'
   equity .....................                       1,145,256
Other Data:
 Consolidated Income
   Available for
   Debt Service (1) ...........       $165,215       $  84,180
 Ratio of earnings to
   fixed charges (2) ..........            4.0x             4.1x

-----------
(1) As defined under "Glossary."

(2) These ratios were computed by dividing HPT's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes and extraordinary items. Fixed charges consist of interest costs including amortization of deferred financing costs.

                              RECENT DEVELOPMENTS


     From January 1, 1998 through the date hereof, we have engaged in the following significant activities.


Investments

     Closed Acquisitions for $489 Million. Since January 1998, we have purchased 43 hotels (5,207 rooms/suites) for $489 million.

   o 15 Summerfield Suites[RegTM] hotels (1,822 rooms/suites) for $240 million. These hotels are leased on a combined basis to a subsidiary of Summerfield Hotel Corporation. Summerfield is a 100% owned subsidiary of Patriot American Hospitality, Inc. ("Patriot"), a publicly owned company listed on the NYSE. This lease has an initial term ending in 2015. Under the lease we are entitled to receive minimum rent of $25 million per year plus percentage rent based upon increases in total sales at these hotels.

   o 23 Candlewood[RegTM] hotels (2,586 rooms/suites) for $168 million. We have agreed to purchase two combinations of Candlewood hotels. Each combination of Candlewood hotels is leased to a subsidiary of Candlewood Hotel Corporation ("Candlewood"), a publicly held company listed on Nasdaq. The first purchase agreement involved our buying 15 hotels for $100 million. We purchased five of these 15 hotels during 1997 and we purchased the remaining 10 hotels between January and April 1998. The lease for the first combination expires in 2011. The second purchase agreement, entered into in May 1998, involved our buying 17 hotels for $141 million. As of November 6, 1998, we have acquired 13 of these 17 hotels. The lease for the second combination expires in 2011. Under both leases we are entitled to receive annual minimum rents equal to 10% of the hotel purchase prices plus percentage rent based upon increases in total sales at these hotels.

   o Two Residence Inn by Marriott[RegTM] and Three Courtyard by Marriott[RegTM] hotels (799 rooms/ suites) for $81 million. We currently own four combinations of Marriott hotels. We purchased three of these combinations involving 28 Residence Inn by Marriott[RegTM] and 57 Courtyard by Marriott[RegTM] hotels in 1995, 1996 and 1997. All of our Marriott hotels are leased to or managed by subsidiaries of Marriott International Inc. ("Marriott"), a publicly owned company listed on the NYSE. We entered into an agreement to purchase the fourth combination of Marriott hotels (six Residence Inn by Marriott[RegTM] and three Courtyard by Marriott[RegTM] hotels) in 1997. We have now acquired eight of the nine hotels in this fourth combination. The lease term for this fourth combination of Marriott hotels is through 2012. Under the leases for these hotels we are entitled to receive annual minimum rent equal to 10% of our purchase price plus percentage rent based upon increases in total sales at these hotels.

     Committed Acquisitions for $48 Million. We have entered into agreements, described above, to acquire an additional five hotels (621 rooms/suites) for $48 million. These five hotels include four Candlewood[RegTM] hotels and one Courtyard by Marriott[RegTM] hotel. When we acquire these hotels, we will add them to the combination leases described above. We expect to buy four of these hotels during 1998 and the remaining hotel in early 1999.

     Other Investment Activities. In the normal course of our business, we regularly evaluate opportunities to acquire and lease hotels. We currently have several such investment opportunities under consideration. However, other than the transactions described above, none of these investment opportunities has matured to the point where we have entered into a purchase agreement. We may agree to acquire and lease additional hotels involving material amounts before the end of 1998.

Financing

     Investment Grade Ratings. In February 1998, HPT became the first and is today the only hotel REIT to have its senior unsecured debt rated investment grade by Moody's Investors Service (Baa3) and Standard and Poor's (BBB-).

     $150 Million of Unsecured Notes. During February 1998, we issued $150 million of unsecured 7% Senior Notes which mature in February 2008.

     Prepayment of All Secured Debt. At the end of 1997, certain of our properties were encumbered by $125 million of mortgage debt and our revolving credit facility was secured by mortgages on other properties. In February 1998, we prepaid all of our secured obligations, and we now have no secured debt outstanding.

     Expanded Revolving Credit Facility. In June 1998, we closed a $300 million unsecured, four-year, revolving credit facility with a syndicate of 14 banks (the "Credit Facility"). The Credit Facility is priced at a spread over LIBOR and expires in 2002.

     $135 Million of Common Equity. During 1998, we sold 3.9 million common shares of beneficial interest in offerings to five unit investment trusts sponsored by certain investment banks. These offerings raised a total of $135 million of gross proceeds ($128 million net after underwriters' discounts).

                                CAPITALIZATION

     The following table sets forth HPT's capitalization as of June 30, 1998, adjusted assuming completion of this offering of the notes, and adjusted pro forma assuming completion of this offering and consummation of the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements.



                                                                       As of June 30, 1998
                                                         -----------------------------------------------
                                                                                             Adjusted
                                                             Actual         Adjusted         Pro Forma
                                                         -------------   --------------   --------------
                                                                         (in thousands)
Debt:
 Credit Facility .....................................    $  142,000       $   45,000       $  147,000
 7% Senior Notes due 2008, net of $261
   discount ..........................................       149,739          149,739          149,739
 8-1/4% Monthly Income Senior Notes due 2005 .........            --          100,000          100,000
                                                          ----------       ----------       ----------
    Total debt(1) ....................................       291,739          294,739          396,739
Shareholders' equity:
 Preferred shares, no par value
   100,000,000 authorized, none issued ...............            --               --               --
 Common shares, par value $0.01 per share
   100,000,000 authorized, 42,836,639 issued .........           428              428              428
 Additional paid-in capital ..........................     1,161,331        1,161,331        1,161,331
 Cumulative net income ...............................       157,776          157,776          157,776
 Dividends (paid or declared) ........................      (174,279)        (174,279)        (174,279)
                                                          ----------       ----------       ----------
    Total shareholders' equity .......................     1,145,256        1,145,256        1,145,256
                                                          ----------       ----------       ----------
Total capitalization .................................    $1,436,995       $1,439,995       $1,541,995
                                                          ==========       ==========       ==========

------------
(1) Excludes our obligation to refund security deposits upon lease expirations and to refund guaranty deposits when the operating performance of the related hotels reaches negotiated rent coverage levels.


                                USE OF PROCEEDS

     We estimate that the net proceeds of this offering of the notes will be approximately $97 million. We expect to use the net proceeds of this offering to repay a portion of amounts outstanding under the Credit Facility and for general business purposes. The Credit Facility bears interest at LIBOR plus a spread and matures on March 19, 2002. At June 30, 1998, the effective interest rate on the Credit Facility was 6.8125% per annum. Until we use the proceeds of this offering, they will be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                                  THE COMPANY

     HPT is a REIT which acquires, owns and leases hotels to unaffiliated hotel operators. One of our principal business objectives is to ensure stability of cash flow from dependable and diverse revenue sources. To achieve this objective, we seek to operate as follows: maintain a strong base of shareholders' equity; invest in high quality properties operated by unaffiliated hotel operating companies; use moderate debt leverage to fund additional investments; design leases which require minimum rents which provide positive spreads over our cost of investment capital; when market conditions permit, refinance debt with additional equity or long term debt; and pursue diversification so that we receive our rents from diverse properties and operators.

     Most other public hotel REITs seek to control the operations of hotels in which they invest by leasing their properties to affiliated tenants. These other hotel REITs generally design their affiliated leases to capture substantially all net operating revenues from their hotels as cash available for distribution ("CAD"). Our leases are designed so that net operating revenues from our hotels may exceed our rents by considerable coverage margins.

Hotels

     Upon completion of the acquisitions described in "Recent
Developments--Investments", we will have investments totaling $1.8 billion in 167 hotels, with 22,367 rooms, located in 35 states.


                             Location of HPT Hotels



[Map of U.S. with shaded states indicating location of HPT Hotels]





                                   No. of            No. of              Investment
           State                   Hotels            Rooms             (in thousands)
---------------------------   ---------------   ---------------   ------------------------
Alabama ...................      4                  463           $   32,714
Arizona ...................     13                1,791              113,340
California ................     19                2,584              233,909
Colorado ..................      2                  252               14,520
Delaware ..................      1                  152               12,100
Florida ...................      8                1,040              100,762
Georgia ...................     13                1,683              127,767
Illinois ..................      4                  626               50,151
Indiana ...................      2                  271               18,523
Iowa ......................      2                  206               14,200
Kansas ....................      2                  188                9,962
Kentucky ..................      1                   77                4,980
Louisiana .................      1                  231               27,663
Maryland ..................      4                  526               44,851
Massachusetts .............      9                1,206               81,100
Michigan ..................      4                  524               29,530
Minnesota .................      2                  358               18,086
Missouri ..................      3                  404               25,530
Nebraska ..................      1                  131                6,279
Nevada ....................      1                  120                9,093
New Jersey ................      7                  946               96,909
New Mexico ................      3                  359               31,933
New York ..................      3                  403               28,500
North Carolina ............      6                  779               49,584
Ohio ......................      3                  308               24,714
Oklahoma ..................      1                  122               10,414
Pennsylvania ..............      9                1,154               96,033
Rhode Island ..............      1                  148               10,200
South Carolina ............      1                  108                5,800
Tennessee .................      5                  622               47,054
Texas .....................     17                2,267              177,236
Utah ......................      3                  601               61,709
Virginia ..................      8                1,048               92,584
Washington ................      3                  522               43,529
Wisconsin .................      1                  147                8,500
                               ---               ------           ----------
Total (35 states) .........    167               22,367           $1,759,759
                               ===               ======           ==========

     The purchase of the remaining eight hotels that we have agreed to acquire is subject to the satisfaction of a number of conditions, including completion of construction by the sellers. If these conditions are not satisfied, we may not acquire one or more of these hotels.

     We believe that our portfolio of hotels is among the newest of publicly owned hotel REITs. The average age of our hotels is six years.

     Courtyard by Marriott[RegTM] hotels are designed to attract both business and leisure travelers. A typical Courtyard by Marriott[RegTM] hotel has 145 guest rooms. The guest rooms are larger than those in most other moderately priced hotels and predominately offer king size beds. Most Courtyard by Marriott[RegTM] hotels are situated on well landscaped grounds and typically are built with a courtyard containing a patio, pool and socializing area that may be glass enclosed depending upon location. Most of these hotels have lounges or lobbies, meeting rooms, an exercise room, a small laundry room available to guests and a restaurant or coffee shop. Generally, the guest rooms are similar in size and furnishings to guest rooms in full service Marriott[RegTM] hotels. In addition, many of the same amenities as would be available in full service Marriott[RegTM] hotels are available in Courtyard by Marriott[RegTM] hotels, except that restaurants may be open only for breakfast buffets or serve limited menus, room service may not be available and meeting and function rooms are limited in size and number. According to Marriott, as of June 1998, 382 Courtyard by Marriott[RegTM] hotels were open and operating nationally. We believe that the Courtyard by Marriott[RegTM] brand is a leading brand in the mid-priced segment of the United States hotel industry.

     We have invested or agreed to invest a total of $621 million in 63 Courtyard by Marriott[RegTM] hotels which have 8,982 rooms. For the 12 months ended June 19, 1998, the average daily rate ("ADR"), occupancy and revenue per available room ("REVPAR") for our 53 Courtyard by Marriott[RegTM] hotels which were open for a full year as of January 1, 1998 were as follows:



                    HPT COURTYARD BY MARRIOTT[RegTM] HOTELS
                    ---------------------------------------

                      ADR .................     $ 88.06
                      Occupancy ...........        80.5%
                      REVPAR ..............     $ 70.89

     Residence Inn by Marriott[RegTM] hotels are designed to attract business, governmental and family travelers who stay more than five consecutive nights. Residence Inn by Marriott[RegTM] hotels generally have between 80 and 130 studio, one bedroom and two-bedroom suites. Most Residence Inn by Marriott[RegTM] hotels are designed as residential style buildings with landscaped walkways, courtyards and recreational areas. Residence Inn by Marriott[RegTM] hotels do not have restaurants. All offer complimentary continental breakfast and complimentary evening hospitality hour. In addition, each suite contains a fully equipped kitchen and many have fireplaces. Most Residence Inn by Marriott[RegTM] hotels also have swimming pools, exercise rooms, sports courts and guest laundries. According to Marriott, as of June 1998, 278 Residence Inn by Marriott[RegTM] hotels were open and operating nationally. We believe that the Residence Inn by Marriott[RegTM] brand is the leading brand in the extended stay segment of the United States hotel industry.


     We have invested or agreed to invest a total of $335 million in 31 Residence Inn by Marriott[RegTM] hotels which have 3,961 suites. For the 12 months ended June 19, 1998, the ADR, occupancy and REVPAR for our 18 Residence Inn by Marriott[RegTM] hotels which were open for a full year as of January 1, 1998 were as follows:



                   HPT RESIDENCE INN BY MARRIOTT[RegTM] HOTELS
                   -------------------------------------------
                       ADR .................     $ 102.27
                       Occupancy ...........         83.8%
                       REVPAR ..............     $  85.70

     Wyndham[RegTM] Hotels. Eleven of our Wyndham[RegTM] hotels are Wyndham Garden[RegTM] hotels. Wyndham Garden[RegTM] hotels are mid-sized, full service hotels located primarily near suburban business centers and airports, and are designed to attract business travelers and small business groups. Each hotel contains 140 to 250 rooms and approximately 1,500 to 5,000 square feet of meeting space. Amenities and services include desks large enough to accommodate personal computers, room service and access to 24-hour telecopy and mail/package service. The meeting facilities at Wyndham Garden[RegTM] hotels generally can accommodate groups of between 10 and 200 people and include a flexible meeting room design and audiovisual equipment. Wyndham Garden[RegTM] hotels also feature a lobby lounge, most of which have a fireplace, a library typically overlooking a landscaped garden and a swimming pool. In addition, many Wyndham Garden[RegTM] hotels contain a whirlpool and an exercise facility. Each Wyndham Garden[RegTM] hotel contains a cafe restaurant which serves a full breakfast, lunch and dinner menu. We believe that the Wyndham Garden[RegTM] brand is one of the leading brands in the full service segment of the United States hotel industry. The one additional Wyndham[RegTM] hotel owned by us is a full service hotel located in downtown Salt Lake City adjacent to the Salt Lake City Salt Palace Convention Center. This hotel includes 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges and was renovated recently at a cost in excess of $3.5 million. We believe this hotel is a leading convention hotel in Salt Lake City.

     The 12 Wyndham and Wyndham Garden[RegTM] hotels owned by us represent a total investment of $183 million and contain 2,321 rooms. All 12 of our Wyndham hotels are leased on a combined basis to a subsidiary of Wyndham International, Inc. ("Wyndham") which is an affiliate of Patriot. For the 12 months ended June 30, 1998, these hotels had ADR, occupancy and REVPAR as follows:


                           HPT WYNDHAM[RegTM] HOTELS
                           -------------------------

                       ADR .................     $ 93.87
                       Occupancy ...........        75.2%
                       REVPAR ..............     $ 70.59

     Summerfield Suites[RegTM] hotels are upscale, all suite extended stay hotels which offer guests separate living and sleeping areas, full kitchens, large work areas, a complimentary breakfast and an evening social hour. Private voice mail, video players, on site convenience stores and "room service" contracted from area restaurants also are generally available. In addition, Summerfield Suites[RegTM] offers "signature" two bedroom, two bathroom suites designed for equal-status business travelers in training classes or attending meetings and for families on weekends.

     The 15 Summerfield Suites[RegTM] hotels owned by us represent a total investment of $240 million and contain 1,822 suites (2,766 rooms). For the 12 months ended June 19, 1998, these hotels had ADR, occupancy and REVPAR as follows:



                     HPT SUMMERFIELD SUITES[RegTM] HOTELS
                     ------------------------------------
                      ADR .................     $ 119.84
                      Occupancy ...........         80.9%
                      REVPAR ..............     $  96.95

     Sumner Suites[RegTM] hotels are all suite hotels that cater to value-oriented business travelers. Sumner Suites[RegTM] hotels compete in the all suite segment of the lodging industry against such brands as Embassy Suites[RegTM], Hampton Inns and Suites[RegTM] and AmeriSuites[RegTM]. Each Sumner Suites[RegTM] guest room offers an efficient space for working which includes two phones with data ports and voice mail, a living area which includes a coffee maker, microwave, mini-refrigerator, sleeper-sofa and 25-inch television, and a separate bedroom area with either one king or two double beds. Each Sumner Suites[RegTM] hotel has an attractive lobby lounge where free continental breakfast is provided in the mornings and cocktails are generally available in the evening. In addition, all Sumner Suites[RegTM] hotels have meeting rooms that can accommodate up to 150 persons, fitness facilities and a pool. Sumner Suites[RegTM] hotels are generally high-rise hotels of six or seven stories and are of masonry construction.

     We have invested $140 million in our 14 Sumner Suites[RegTM] hotels which include 1,641 guest suites. All of our Sumner Suites hotels are leased on a combined basis to one subsidiary of Sholodge Inc. ("Sholodge"), a publicly owned company listed on Nasdaq. Twelve of these hotels were built and opened between April 1996 and August 1997, one of these hotels opened in late 1995 and one recently re-flagged hotel is currently undergoing extensive renovations. We believe that the current performance of our Sumner Suites[RegTM] hotels is not indicative of their operating potential because of their recent development or renovation. For the 12 months ended July 12, 1998, the ADR, occupancy and REVPAR for all 14 of these Summer Suites[RegTM] hotels were $69.86, 60.8% and $42.47, respectively.

     Candlewood[RegTM] Hotels are extended stay hotels which offer studio and one bedroom suites that cater to business travelers expecting to stay five or more days. Candlewood[RegTM] hotels compete in the mid-priced extended stay segment of the lodging industry against such other brands as Sierra Suites[RegTM], TownePlace Suites by Marriott[RegTM] and MainStay Suites[RegTM]. Each Candlewood[RegTM] suite contains a fully equipped kitchen area, a combination living and work area and a sleeping area. The kitchen includes a full-size microwave, full-size refrigerator, stove, dishwasher and coffee maker. The living area contains a convertible sofa, recliner, 25-inch television, videocassette player and compact disc player. The work area includes an oversized desk and executive chair, two phone lines, voice mail and a speaker phone. Each Candlewood[RegTM] suite contains a king size bed. Other amenities offered at each Candlewood[RegTM] hotel include a fitness center, free guest laundry facilities, and a Candlewood Cupboard[RegTM] area where guests can purchase light meals, snacks and other refreshments. We believe that Candlewood[RegTM] will become one of the leading brands in the mid-priced, extended stay segment of the United States hotel industry.

     We have invested or agreed to invest $241 million to acquire 32 Candlewood[RegTM] hotels which include 3,640 suites. One of these hotels was opened in May 1996, 14 were opened in 1997 and 17 were opened or are expected to be opened during 1998. We believe that the current performance of the Candlewood[RegTM] hotels is not indicative of their operating potential because of their recent development. However, for the 14 HPT-owned Candlewood[RegTM] hotels acquired by us which were open prior to January 1, 1998 (including nine opened less than six months), ADR, occupancy and REVPAR for the six months ended June 30, 1998 were $54.33, 69.6% and $37.81, respectively.

Leases

     Our 167 hotels are grouped into nine combinations which are leased to separate affiliates of publicly owned hotel companies. The following chart summarizes important features of our leases, including leases to be entered into as described in "Recent Developments--Investments."



                                                                 Residence        Courtyard by
                                                                   Inn by       Marriott[RegTM]
                                                              Marriott[RegTM]      (6 hotels)
                                                                (10 hotels)           and
                                              Residence             and            Residence
                         Courtyard by           Inn by          Courtyard by         Inn by
                       Marriott[RegTM]     Marriott[RegTM]    Marriott[RegTM]   Marriott[RegTM]
                         (53 hotels)         (18 hotels)         (4 hotels)        (3 hotels)
                     ------------------- ------------------- ----------------- -----------------
Number of states     24                  14                  7                 8
------------------------------------------------------------------------------------------------
Dollars invested     $505.4 million      $172.2 million      $148.8 million    $129.3 million
------------------------------------------------------------------------------------------------
Tenant               subsidiary of       subsidiary of       subsidiary of     subsidiary of
                     Host Marriott       Host Marriott       Marriott          Marriott
                     Corp.               Corp.
------------------------------------------------------------------------------------------------
Manager              subsidiary of       subsidiary of       subsidiary of     subsidiary of
                     Marriott            Marriott            Marriott          Marriott
------------------------------------------------------------------------------------------------
Minimum rent         $50.5 million       $17.2 million       $14.9 million     $12.9 million
per year
------------------------------------------------------------------------------------------------
Initial lease term   2012                2010                2014              2012
expiration
------------------------------------------------------------------------------------------------
Renewal options      all or none         all or none         all or none       all or none
                     3 for 12 years      1 for 10 years      1 for 12 years    2 for 10 years
                                         2 for 15 years      1 for 10 years
------------------------------------------------------------------------------------------------
Security deposit     $50.5 million       $17.2 million       $14.9 million     $12.9 million
------------------------------------------------------------------------------------------------
FF&E Reserves        $1,437/room         $1,644/suite        n/a (new          n/a (new
for 12 months                                                construction)     construction)
ended June 30,
1998
------------------------------------------------------------------------------------------------
Cross defaults       yes                 yes                 yes               yes
within
each group
------------------------------------------------------------------------------------------------
Management           subordinated        subordinated        subordinated      subordinated
fees
------------------------------------------------------------------------------------------------
Rent coverage:       1.67x               1.73x               n/a (new          n/a (new
12 months ended                                              construction)     construction)
June 30, 1998
(hotel operating
results after
FF&E Reserves
and all
non-subordinated
charges)
------------------------------------------------------------------------------------------------
Other security               --                   --         Marriott has      Marriott has
                                                             provided          provided
                                                             a limited         a limited
                                                             guarantee         guarantee
                                                             until cash        until cash
                                                             flow reaches      flow reaches
                                                             a negotiated      a negotiated
                                                             rent coverage     rent coverage
                                                             ratio             ratio



                                               Sumner                              Summerfield
                        Wyndham[RegTM]     Suites[RegTM]    Candlewood[RegTM]     Suites[RegTM]    Candlewood[RegTM]
                         (12 hotels)        (14 hotels)        (15 hotels)         (15 hotels)        (17 hotels)
                     ------------------- ----------------- ------------------- ------------------ ------------------
Number of states     8                   8                 13                  8                  13
--------------------------------------------------------------------------------------------------------------------
Dollars invested     $182.6 million      $140.0 million    $100.0 million      $240.0 million     $141.4 million
--------------------------------------------------------------------------------------------------------------------
Tenant               subsidiary of       subsidiary of     subsidiary of       subsidiary of      subsidiary of
                     PAH/                ShoLodge          Candlewood          PAH/               Candlewood
                     Wyndham                                                   Wyndham
--------------------------------------------------------------------------------------------------------------------
Manager              subsidiary of       subsidiary of     subsidiary of       subsidiary of      subsidiary of
                     PAH/                ShoLodge          Candlewood          PAH/               Candlewood
                     Wyndham                                                   Wyndham
--------------------------------------------------------------------------------------------------------------------
Minimum rent         $18.3 million       $14.0 million     $10.0 million       $25.0 million      $14.1 million
per year
--------------------------------------------------------------------------------------------------------------------
Initial lease term   2012                2008              2011                2015               2011
expiration
--------------------------------------------------------------------------------------------------------------------
Renewal options      all or none         all or none       all or none         all or none        all or none
                     4 for 12 years      5 for 10 years    3 for 15 years      4 for 12 years     3 for 15 years
--------------------------------------------------------------------------------------------------------------------
Security deposit     $18.3 million       $14.0 million     $10.0 million       $15.0 million      $14.1 million
--------------------------------------------------------------------------------------------------------------------
FF&E Reserves        $1,741/room         n/a (new          n/a (new            $1,850/room        n/a (new
for 12 months                            construction)     construction)       (pro forma         construction)
ended June 30,                                                                 assuming
1998                                                                           purchase and
                                                                               lease
                                                                               consummated
                                                                               June 20,
                                                                               1997)
--------------------------------------------------------------------------------------------------------------------
Cross defaults       yes                 yes               yes                 yes                yes
within
each group
--------------------------------------------------------------------------------------------------------------------
Management           subordinated        subordinated      subordinated        subordinated       subordinated
fees
--------------------------------------------------------------------------------------------------------------------
Rent coverage:       11 Wyndham          n/a (new          n/a (new            1.32x              n/a (new
12 months ended      Garden[RegTM]       construction)     construction)       (pro forma         construction)
June 30, 1998        hotels cover                                              assuming
(hotel operating     1.76x                                                     purchase and
results after                                                                  lease
FF&E Reserves                                                                  consummated
and all                                                                        June 20,
non-subordinated                                                               1997)
charges)
--------------------------------------------------------------------------------------------------------------------
Other security       for the             ShoLodge          Candlewood                  --         Candlewood
                     Salt Lake           has provided      has provided                           has provided
                     City hotel,         a secured         a secured                              a secured
                     Wyndham             limited           limited                                limited
                     has provided        guarantee         guarantee                              guarantee
                     a secured           until cash        until                                  until
                     limited             flow reaches      cash flow                              cash flow
                     guarantee           a negotiated      reaches a                              reaches a
                     until cash          rent coverage     negotiated                             negotiated
                     flow reaches        ratio             rent coverage                          coverage
                     a negotiated                          ratio                                  ratio
                     rent coverage
                     ratio

                                  MANAGEMENT

     The Trustees and executive officers of HPT are as follows:


Name                                 Age    Position
----                                 ---    --------
Barry M. Portnoy ................    53     Managing Trustee
Gerard M. Martin ................    64     Managing Trustee
John G. Murray ..................    38     President, Chief Operating Officer and Secretary
Thomas M. O'Brien ...............    32     Treasurer and Chief Financial Officer
John L. Harrington ..............    62     Independent Trustee
William J. Sheehan ..............    54     Independent Trustee
Arthur G. Koumantzelis ..........    68     Independent Trustee

     Barry M. Portnoy is a Managing Trustee of HPT and has been since its initial public offering in 1995. Mr. Portnoy is also a Managing Trustee of HRPT Properties Trust, a NYSE listed REIT, and a 50% owner and Director of REIT Management & Research, Inc. Mr. Portnoy has been actively involved in real estate and real estate finance activities for approximately 20 years. Mr. Portnoy is an attorney and was a partner of the law firm of Sullivan & Worcester LLP, Boston, Massachusetts from 1978 through March 31, 1997, where he served as Chairman from 1994 through March 1997.

     Gerard M. Martin is a Managing Trustee of HPT and has been since its initial public offering in 1995. Mr. Martin is also a Managing Trustee of HRPT Properties Trust and a 50% owner and Director of REIT Management & Research, Inc. Mr. Martin has been active in the real estate industry for approximately 30 years.

     John G. Murray is President, Chief Operating Officer and Secretary of HPT. Mr. Murray is also an Executive Vice President of REIT Management & Research, Inc. Mr. Murray served in various capacities for HRPT Properties Trust from 1993 through August 1995. Prior to joining HRPT Properties Trust in 1993, Mr. Murray was Director of Finance, Business Analysis and Planning at Fidelity Brokerage Services, Inc. from 1992 to 1993.

     Thomas M. O'Brien is the Treasurer and Chief Financial Officer of HPT. Mr. O'Brien is also a Vice President of REIT Management & Research, Inc. Prior to joining HPT in March 1996, Mr. O'Brien was employed by Arthur Andersen LLP for eight years. Mr. O'Brien is a certified public accountant.

     John L. Harrington is the Chief Executive Officer of the Boston Red Sox Baseball Club, Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust. Mr. Harrington is also a director of a bank subsidiary of Fleet Financial Group, Inc. Mr. Harrington was a Trustee of HRPT Properties Trust from 1991 through August 1995 and has been a Trustee of HPT since its initial public offering in 1995.

     William J. Sheehan has been a Trustee of HPT since its initial public offering in 1995, and has been the Chief Financial Officer of Ian Schrager Hotels LLC (formerly Ian Schrager Hotels, Inc.) since May 1995. From 1993 through May 1995, Mr. Sheehan was a self employed consultant on financial and operating matters to companies in the hotel industry. From 1982 until 1993, he was employed by Omni Hotels, most recently as Vice Chairman (1992 to 1993) and President and Chief Executive Officer (1988 to 1992). Mr. Sheehan is a certified hotel administrator, a Fellow of the Educational Institute of the American Hotel and Motel Association and has been a speaker at various hotel industry conferences.

     Arthur G. Koumantzelis has been a Trustee of HPT since its initial public offering in 1995, and is President and Chief Executive Officer of Gainesborough Investments LLC, a private investment company, since June 1998. From 1990 to 1998, Mr. Koumantzelis was Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc., a private company engaged in the convenience store business and in the distribution and retail sale of gasoline. Mr. Koumantzelis was a trustee of HRPT Properties Trust from 1992 through August 1995.

     HPT's Declaration of Trust provides that a majority of the Board of Trustees will be composed of Independent Trustees who are neither affiliated with HPT's investment advisor nor serve as officers of HPT. Messrs. Harrington, Sheehan and Koumantzelis are HPT's Independent Trustees. The Board of Trustees makes all major investments and policy decisions affecting HPT.

     REIT Management & Research, Inc. provides management services and investment advice to HPT pursuant to an investment advisory agreement (the "Advisory Agreement"). REIT Management & Research, Inc. also acts as an investment advisor to HRPT Properties Trust and has other business interests. Messrs. Portnoy and Martin own REIT Management & Research, Inc. Messrs. Portnoy and Martin and Mr. David J. Hegarty are the directors of REIT Management & Research, Inc. The officers of REIT Management & Research, Inc. are Mr. Hegarty, President and Secretary, Mr. Murray, Executive Vice President, John A. Mannix, Vice President, Mr. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President, and John Popeo, Treasurer.

     Under the terms of the Advisory Agreement, HPT pays REIT Management & Research, Inc. an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million plus 0.5% of additional assets) and an incentive fee for each year equal to 15% of the annual increase in CAD per common share multiplied by the weighted average number of common shares outstanding in each year, but in no event more than $0.02 per common share multiplied by the weighted average number of common shares outstanding in each year. The incentive fees earned are paid in common shares.

     We do not have any employees or administrative officers separate from REIT Management & Research, Inc. Employees of REIT Management & Research, Inc. provide services which might otherwise be provided by employees. Similarly, REIT Management & Research, Inc. provides office space to us. Although we do not have significant general and administrative operating expenses in addition to fees payable under the Advisory Agreement, we are required to pay various other expenses relating to our activities, including the costs and expenses of acquiring, owning and disposing of our real estate interests (including taxes, appraisals, third party diligence, brokerage, audit and legal fees), our cost of borrowing money and our cost of securities listing, transfer, registration and compliance with public reporting requirements. Also, we pay the fees and expenses of our Independent Trustees.

                           DESCRIPTION OF THE NOTES


     The following description of the particular terms of the notes supplements, and to the extent inconsistent with, replaces the description of the general terms and provisions of debt securities set forth under "Description of Debt Securities" in the accompanying Prospectus to which reference is hereby made. We have provided a Glossary at the end of this Prospectus Supplement to define certain capitalized words used in discussing the terms of the notes.


General

     We will issue the notes under an Indenture dated as of February 25, 1998 and a Supplemental Indenture dated as of November 12, 1998 (together, the "Indenture") between us and State Street Bank and Trust Company, as Trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. This Prospectus Supplement briefly outlines some of the provisions of the Indenture. These summaries are not complete. If you would like more information on these provisions, review the copy of the Indenture that we have filed with the Securities and Exchange Commission. See "Incorporation of Certain Information By Reference" in this Prospectus Supplement and "Available Information" in the accompanying Prospectus for information about how to locate these documents. You may also review the Indenture at the Trustee's corporate trust office at Two International Place, Boston, Massachusetts 02110. All section references appearing below are to sections of the Indenture.

     The notes will be a separate series under the Indenture, initially in the aggregate principal amount of $100,000,000. This series may be "reopened" and we may from time to time issue additional notes of the same series. The notes will mature (unless previously redeemed) on November 15, 2005. The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The notes will be evidenced by a global note in book-entry form, except under the limited circumstances described below under "--Book Entry System and Form of Notes."

     The notes will be senior unsecured obligations of HPT and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The notes will be effectively subordinated to our mortgages and other secured indebtedness, and to indebtedness and other liabilities of our Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before you will be able to realize any value from the secured or indirectly held properties.

     As of June 30, 1998, on an adjusted pro forma basis after giving effect to the issuance of the notes and the application of the proceeds from the sale of the notes, our total outstanding indebtedness (including under the Credit Facility) was approximately $397 million and the total indebtedness and other liabilities (excluding certain security deposit obligations and the obligations to refund guarantee deposits when the operating performance of the related hotels reaches negotiated rent coverage levels) of our Subsidiaries was less than $1 million. In addition, our Subsidiaries are guarantors of the Credit Facility. The Credit Facility is currently an unsecured revolving credit facility in the amount of $300 million. As of June 30, 1998, we had no secured indebtedness. We and our Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Certain Covenants" and "--Merger, Consolidation or Sale" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford you protection in the event of

(1) a highly leveraged or similar transaction involving us or any of our affiliates, (2) a change of control, or (3) a reorganization, restructuring, merger or similar transaction involving us that may adversely affect you. In addition, subject to the limitations set forth under "--Certain Covenants" and "--Merger, Consolidation or Sale" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, we may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which might have an adverse effect on our ability to service our indebtedness, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.


Interest and Maturity

     The notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from November 12, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid. Interest is payable in arrears on the 15th of each month (the "Interest Payment Dates"), commencing December 15, 1998, to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business on the 1st of each month (the "Regular Record Dates"), as the case may be, immediately before the Interest Payment Dates regardless of whether the Regular Record Date is a Business Day. Accrued interest is also payable on the date of maturity or earlier redemption of the notes (the "Maturity Date"). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.


Optional Redemption of the Notes

     We may not redeem the notes prior to November 15, 2001. From and after November 15, 2001, we may redeem some or all of the notes from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest.

     We are required to give notice of such a redemption not less than 30 days nor more than 60 days prior to the redemption date by first class mail to each holder's address appearing in the securities register maintained by the Trustee. In the event we elect to redeem less than all of the notes, the particular notes to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

     We are not required to make any sinking fund or redemption payments prior to the stated maturity of the notes.


Certain Covenants

     Limitations on Incurrence of Debt. We will not, and will not permit any Subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of HPT and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles ("GAAP") is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (1) the Total Assets of HPT and its Subsidiaries as of the end of the calendar quarter covered in HPT's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by HPT or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Secured Debt if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of HPT and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by HPT and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by HPT and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (4) in the case of any acquisition or disposition by HPT or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. If the Debt giving rise to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service, the interest rate on such Debt will be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire such four-quarter period had been the applicable rate for the entire such period.

     Maintenance of Total Unencumbered Assets. We and our Subsidiaries will at all times maintain Total Unencumbered Assets of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt of HPT and its Subsidiaries on a consolidated basis.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to us.


Merger, Consolidation or Sale

     We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

   (1) either we are the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium, if any, on) and any interest on all of the notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by us;

   (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HPT or any Subsidiary as a result thereof as having been incurred by HPT or such Subsidiary at the time of such transaction, no event of default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

   (3) an officers' certificate and legal opinion covering such conditions is delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "events of default" with respect to the notes:

   (1) default for 30 days in the payment of any installment of interest payable on any note when due and payable;

   (2) default in the payment of the principal of (or premium, if any, on) any note when due and payable;

   (3) default in the performance, or breach, of any covenant of HPT contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of debt securities other than the notes), which continues for 60 days after written notice as provided in the Indenture;

   (4) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by HPT (or by any Subsidiary, the repayment of which HPT has guaranteed or for which HPT is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to HPT by the Trustee or to HPT and the Trustee by the holders of at least 25% in principal amount of the outstanding notes as provided in the Indenture; or

   (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HPT or any Significant Subsidiary or for all or substantially all of either of their property.

     Upon the acceleration of notes in accordance with the terms of the Indenture following the occurrence of an event of default, the principal amount of the notes, plus accrued and unpaid interest thereon will become due and payable. See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to events of default.

Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the notes.


Book-Entry System and Form of Notes

     The notes will be issued in the form of a single fully registered global note without coupons that will be deposited with The Depository Trust Company, New York, New York, and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to each owner of notes. One global note will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, the global note may not be transferred, except that DTC, its nominees, and their successors may transfer the global note as a whole to one another.

     Beneficial interests in the global note will be shown on, and transfers of the global note will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its Direct Participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the NYSE, The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We expect that, pursuant to procedures established by DTC, ownership of beneficial interests in the notes evidenced by the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Direct Participants) and records of Direct Participants (with respect to beneficial interests of persons who hold through Direct Participants). Neither we nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Direct Participants relating to beneficial ownership interests in the notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to own, pledge or transfer beneficial interests in the global note.

     So long as DTC or its nominee is the registered owner of the global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the Indenture. Except as described below, as an owner of a beneficial interest in notes evidenced by the global note you will not be entitled to have any of the individual notes represented by such global note registered in your name, you will not receive or be entitled to receive physical delivery of any such notes in definitive form and you will not be considered the owner or holder thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, you must rely on the procedures of DTC and, if you are not a Direct Participant, on the procedures of the Direct Participant through which you own your interest, to exercise any rights of a "holder" under the Indenture. We understand that, under existing industry practice, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Direct Participants holding the relevant beneficial interest to give or take such action, and such Direct Participants would authorize beneficial owners through such Direct Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium, if any, and any interest or additional amount on individual notes represented by a global note registered in the name of the holder of the global note or its nominee will be made by the Trustee to or at the direction of the holder of the global note or its nominee, as the case may be, as the registered owner of the global note under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose name notes, including a global note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest or additional amount).

     We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Direct Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Direct Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Direct Participants. Redemption notices with respect to any notes will be sent to the holder of the global note (i.e, DTC, its nominee or any subsequent holder). If less than all of the notes of any series are to be redeemed, we expect the holder of the global note to determine the amount of interest of each Direct Participant in the notes to be redeemed by lot. Neither we, the Trustee, any paying agent nor the security registrar for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note for such notes.

     Neither we nor the Trustee will be liable for any delay by the holder of a global note or DTC in identifying the beneficial owners of notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global note or DTC for all purposes.

     The notes, which are represented by the global note, will be exchangeable for certificate notes with the same terms in authorized denominations only if:

   o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

   o we determine not to require all of the notes to be represented by a global note and notify the Trustee of our decision, in which case we will issue individual notes in denominations of $1,000 and integral multiples thereof.

Same-Day Settlement and Payment

     The Underwriters will make settlement for the notes in immediately available funds. We will make all payments of principal and interest in respect of the notes in immediately available funds.

     The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We expect that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the "Tax Code"), United States treasury regulations, and rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Before purchasing the notes, you should consult your own tax advisor concerning the application of United States Federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes:

   (1) a citizen or resident of the United States,

   (2) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia (unless otherwise provided by United States treasury regulations),

   (3) an estate the income of which is subject to United States Federal income taxation regardless of its source,

   (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in United States treasury regulations), or

   (5) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

   "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S.
   Holder.


The Notes

     For United States Federal income tax purposes, each note will be treated as indebtedness issued by HPT.


U.S. Holders

     If you are a U.S. Holder:

     Payments of Interest. Interest on a note will generally be includible in your gross income as ordinary interest income at the time such payments are received or accrued in accordance with your regular method of tax accounting. Such interest will be treated as U.S. source income for United States Federal income tax purposes. Purchase price for a note that is allocable to prior accrued interest may be treated as offsetting a portion of the interest income from the next scheduled interest payment on the note.

     Disposition of a Note. Upon the sale, exchange, redemption, retirement or other disposition of a note, you generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon such sale, exchange, redemption, retirement, or other disposition

(other than amounts representing accrued and unpaid interest which will be taxable as interest income) and your adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of notes held for more than one year.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular United States Federal income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Tax Code, for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules under the Tax Code).


Non-U.S. Holders

     If you are a non-U.S. Holder:

     General. Generally, you will not be subject to United States Federal income taxes on payments of principal, premium (if any), or interest on a note, or on any gain upon disposition or retirement of a note, if (1) you do not own directly or indirectly 10% or more of the shares of beneficial interest of HPT and (2) the last United States payor in the chain of payment (the "Withholding Agent") has received from you in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by you under penalties of perjury certifying that you are not a U.S. Holder and providing your name and address. You may make this statement on an Internal Revenue Service Form W-8 or a substantially similar form, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If you hold a note through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form you provided to the organization or institution. Interest received or gain recognized by you which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty.

     New Treasury Regulations. United States treasury regulations issued on October 6, 1997 alter the withholding rules on interest paid to a non-U.S. Holder of a note. Under recent administrative guidance, these new regulations are generally effective with respect to interest paid after December 31, 1999. Withholding will generally be excused under these new regulations if you own (directly or indirectly) less than 10% of the shares of beneficial interest of HPT and if you execute the necessary IRS Form W-8. Moreover, under the new regulations, to obtain a reduced rate of withholding under an income tax treaty, you generally will be required to provide an IRS Form W-8 certifying your entitlement to benefits under the treaty. The new regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The new regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the new regulations, and we urge you to consult your tax advisor regarding the effect of the new regulations on an investment in the notes.

     Estate Taxes. The notes will not be includable in your estate unless you own directly or indirectly 10% or more of the shares of beneficial interest of HPT or, at the time of your death, payments in respect of the notes would have been effectively connected with your conduct of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the notes if you are not an "exempt recipient" and you fail to provide certain identifying information (such as your taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. If you are a U.S. Holder, payments made to you in respect of the notes must be reported to the IRS, unless you are an exempt recipient or establish an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for you if you are a non-U.S. Holder and are not an exempt recipient.

     In addition, if you sell a note through a broker, the broker must withhold 31% of your entire sales proceeds, unless either (1) the broker determines that the seller is a corporation or other exempt recipient or (2) you provide, in the required manner, certain identifying information and, if you are a non-U.S. Holder, you certify that you are a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (1) the broker determines that you are an exempt recipient or (2) you certify your non-U.S. status (and certain other conditions are met). Certification of your non-U.S. status if you are a non-U.S. Holder would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States Federal income tax provided you furnish the required information to the IRS.

                                 UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase the respective principal amount of notes set forth opposite their names below. In the underwriting agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the notes offered in this Prospectus Supplement if any of the notes are purchased. In the event of a default by an Underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the underwriting agreement may be terminated.


                                                                          Principal
                  Underwriter                                          Amount of Notes
                  -----------                                          ----------------
      Merrill Lynch, Pierce, Fenner & Smith
                Incorporated ......................................     $ 16,000,000
      Donaldson, Lufkin & Jenrette Securities Corporation .........       14,000,000
      A.G. Edwards & Sons, Inc. ...................................       14,000,000
      Legg Mason Wood Walker, Incorporated ........................       14,000,000
      Morgan Stanley & Co. Incorporated ...........................       14,000,000
      Prudential Securities Incorporated ..........................       14,000,000
      Salomon Smith Barney Inc. ...................................       14,000,000
                                                                        ------------
                Total ..............................................     $100,000,000
                                                                        ============

     The Underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 2% of the principal amount thereof. After the initial public offering, the public offering price and concession may be changed.

     We have granted to the Underwriters an option to purchase additional notes up to an aggregate amount of $15,000,000, at the public offering price plus accrued interest, if any, less the underwriting discount shown on the cover page of this Prospectus Supplement, solely to cover overallotments, if any. The option may be exercised at any time within 30 days after the date of this Prospectus Supplement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase additional notes proportionate to the Underwriter's initial commitment as indicated in the preceding table.

     The following table shows the per note and total underwriting discount to be paid by us to the Underwriters. This information is presented assuming either no exercise or full exercise by the Underwriters of their overallotment option.

                                                   Per Note     Without Option      With Option
                                                  ----------   ----------------   ---------------
   Public offering price ......................       100%       $100,000,000      $115,000,000
   Underwriting discount ......................       2.5%       $  2,500,000      $  2,875,000
   Proceeds, before expenses, to HPT ..........      97.5%       $ 97,500,000      $112,125,000

     We estimate that we will spend approximately $3 million for printing, rating agency, trustee, legal, accounting, underwriting discount and other expenses related to the offering of the notes.

     The notes constitute a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange. No assurance can be given as to whether or not a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop.

     Until the distribution of the notes is completed, rules of the SEC may limit the ability of the Underwriters to bid for and purchase the notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

     If the Underwriters create a short position in the notes in connection with this offering, i.e., they sell more notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective business, the Underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us.

                                    RATINGS

     This Prospectus Supplement refers to ratings currently assigned to HPT's unsecured senior long-term debt. A rating assigned to such debt will reflect the applicable rating agency's assessment of the likelihood that the holders of such debt will receive the payments of interest and principal required to be made. The rating will not be a recommendation to purchase, hold, or sell the notes or any other debt of HPT, and such rating will not comment as to the marketability of the notes or any other debt of HPT, any market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency's judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.

                                 LEGAL MATTERS

     Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, have issued an opinion about the legality of the notes. Brown & Wood LLP, New York, New York, the Underwriters' lawyers, will also issue an opinion for the Underwriters. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to certain matters of Maryland law, upon an opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our Managing Trustees. Mr. Portnoy is also a Managing Trustee of HRPT Properties Trust and a director and 50% owner of REIT Management & Research, Inc., the investment advisor to HPT. Sullivan & Worcester LLP represents HRPT Properties Trust, REIT Management & Research, Inc. and certain of their affiliates on various matters.


                                    EXPERTS

     In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the (i) consolidated financial statements and related schedule of HPT for the years ended December 31, 1997, 1996 and 1995 appearing in HPT's Current Report on Form 8-K dated February 11, 1998 and (ii) financial statements of HMH HPT Courtyard, Inc., a significant lessee as of January 3, 1997 and January 2, 1998 and for the two fiscal years ended January 2, 1998 and the period from March 24, 1995 (inception) to December 29, 1995 appearing in HPT's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related registration statement, as well as the consolidated financial statements of HPT for the years ended December 31, 1997, 1996 and 1995 included herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are included or incorporated herein and in the registration statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     In addition, the combined financial statements of SC Suites Summerfield Partnerships as of January 2, 1998 and January 3, 1997 and for the years ended January 2, 1998, January 3, 1997 and December 29, 1995, appearing in HPT's Current Report on Form 8-K dated April 15, 1998, and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related registration statement, have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto. Such report is incorporated herein and in the registration statement by reference in reliance on their report given on their authority as experts in auditing and accounting.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus Supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"):

   o   Annual Report on Form 10-K for the year ended December 31, 1997;

   o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and

   o Current Reports on Form 8-K dated February 11, 1998, February 12, 1998, February 13, 1998, February 18, 1998, February 20, 1998, February 24, 1998, April 15, 1998, April 16, 1998, April 21, 1998, October 29, 1998
       and November 6, 1998.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this Prospectus Supplement but before the end of the notes offering:

   o   Reports filed under Sections 13(a) and (c) of the Exchange Act;

   o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

   o   Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

       Investor Relations
       Hospitality Properties Trust
       400 Centre Street
       Newton, Massachusetts 02458
       (617) 964-8389


                      WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may access our electronic filings on the SEC's Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                          FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains forward-looking statements. We have based these statements on our current expectations or projections about future events and on assumptions we have made. These forward-looking statements are subject to certain risks and uncertainties which could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

                               ----------------

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this Prospectus Supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

     The Declaration of Trust of HPT, amended and restated on August 21, 1995, a copy of which, together with all amendments thereto, is duly filed in the office of the Department of Assessments and Taxation of the State of Maryland, provides that the name "Hospitality Properties Trust" refers to the trustees under the Declaration of Trust, as so amended, collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HPT shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HPT. All persons dealing with HPT, in any way, shall look only to the assets of HPT for the payment of any sum or the performance of any obligation.

                                   GLOSSARY

     "Acquired Debt" means Debt of a person or entity (1) existing at the time such person becomes a Subsidiary or (2) assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person or entity becoming a Subsidiary or such acquisition. Acquired Debt is deemed to be incurred on the date of the related acquisition of assets from any person or entity or the date the acquired entity becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt of HPT and its Subsidiaries.

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close.

     "Capital Stock" means, with respect to any entity, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such entity and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations of HPT and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (1) interest on Debt of HPT and its Subsidiaries, (2) cash reserves made by lessees as required by our leases for periodic replacement and refurbishment of our assets, (3) provision for taxes of HPT and its Subsidiaries based on income, (4) amortization of debt discount and deferred financing costs, (5) provisions for gains and losses on properties and property depreciation and amortization, (6) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (7) amortization of deferred charges.

     "Debt" of HPT or any Subsidiary means, without duplication, any indebtedness of HPT or any Subsidiary, whether or not contingent, in respect of


   (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments,

   (2) indebtedness for borrowed money secured by any encumbrance existing on property owned by HPT or any Subsidiary, to the extent of the lesser of
       (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such encumbrance,

   (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of HPT or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

   (4) the principal amount of all obligations of HPT or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or

   (5) any lease of property by HPT or any Subsidiary as lessee which is reflected on HPT's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on HPT's consolidated balance sheet in accordance with GAAP.

Debt also includes, to the extent not otherwise included, any obligation by HPT or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than HPT or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by HPT or any Subsidiary whenever HPT or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any entity, any Capital Stock of such entity which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (3) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of HPT and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated by the SEC under the Securities Act of 1933, as amended) of HPT.

     "Subsidiary" means any corporation or other entity of which a majority of
(1) the voting power of the voting equity securities or (2) the outstanding equity interests of which are owned, directly or indirectly, by HPT or one or more other Subsidiaries of HPT. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all other assets of HPT and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (2) all other assets of HPT and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of HPT and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of HPT or any Subsidiary.

              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Unaudited Adjusted Pro Forma Consolidated Financial Statements
 Introduction to Unaudited Adjusted Pro Forma Consolidated Financial Statements ..........   F-2

 Unaudited Adjusted Pro Forma Consolidated Balance Sheet as of June 30, 1998 .............   F-3

 Unaudited Adjusted Pro Forma Consolidated Statements of Income for the year ended
   December 31, 1997 and for the six months ended June 30, 1998 ..........................   F-4

 Notes to Unaudited Adjusted Pro Forma Consolidated Financial Statements .................   F-5

Historical Consolidated Financial Statements
 Report of Independent Public Accountants ................................................   F-7

 Consolidated Balance Sheet as of June 30, 1998 and December 31, 1997 and 1996 ...........   F-8

 Consolidated Statement of Income for the six months ended June 30, 1998 and 1997, the years ended December 31, 1997 and 1996 and the period February 7, 1995 (inception)
   to December 31, 1995 ..................................................................   F-9

 Consolidated Statement of Shareholders' Equity for the six months ended June 30, 1998, the years ended December 31, 1997 and 1996 and the period February 7, 1995
   (inception) to December 31, 1995 ......................................................   F-10

 Consolidated Statement of Cash Flows for the six months ended June 30, 1998 and
   1997, the years ended December 31, 1997 and 1996 and the period February 7, 1995
   (inception) to December 31, 1995 ......................................................   F-11

Notes to Consolidated Financial Statements ...............................................   F-12


                         HOSPITALITY PROPERTIES TRUST


                  INTRODUCTION TO UNAUDITED ADJUSTED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited adjusted pro forma consolidated balance sheet at June 30, 1998 is intended to present the consolidated financial position of HPT as if the transactions described in the notes hereto (the "Transactions") were consummated at June 30, 1998. The following unaudited adjusted pro forma consolidated statements of income for the year ended December 31, 1997 and the six months ended June 30, 1998 are intended to present the results of operations of HPT as if the Transactions were consummated as of January 1, 1997. These unaudited adjusted pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate consolidated financial statements of HPT and of certain hotel properties HPT has acquired and the pro forma consolidated financial statements of HPT, incorporated herein by reference to HPT's Current Reports on Form 8-K dated February 11, 1998, April 15, 1998, October 29, 1998 and November 6, 1998, HPT's Quarterly Report on Form 10-Q for its quarter ended June 30, 1998 and HPT's Annual Report on Form 10-K for its year ended December 31, 1997.

     In addition to pro forma adjustments relating to operating hotel properties acquired during 1997 and 1998, these unaudited adjusted pro forma consolidated financial statements include adjustments for the results of certain hotel properties which were under development during 1997 and 1998. See Notes B and I. HPT believes that presentation of combined pro forma and adjusted financial data is meaningful and relevant to an understanding of the effects of the Transactions on HPT. No assurance can be given that these adjusted pro forma consolidated financial statements reflect the consolidated financial results which would have been realized if the acquisition and development of the relevant hotel properties was completed as of December 31, 1997 or January 1, 1997.

     These unaudited adjusted pro forma consolidated financial statements are not necessarily indicative of what the actual consolidated financial position or results of operations of HPT would have been as of the date or for the period indicated, nor do they purport to represent the expected consolidated financial position or results of operations of HPT for any future period. Differences may result from, among other considerations, future changes in HPT's portfolio of investments, changes in interest rates, changes in the capital structure of HPT, delays in the acquisition of certain properties or any determination not to complete the acquisition of any hotel properties and changes in operating expenses.

                         HOSPITALITY PROPERTIES TRUST


            UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED BALANCE SHEET



                                                                           As of June 30, 1998
                                                           ----------------------------------------------------
                                                                                                     Adjusted
                                                            Historical (A)                          Pro Forma
                                                             (154 Hotels)        Adjustments       (167 Hotels)
                                                                              (in thousands)
                      ASSETS
Real estate properties .................................      $1,695,555         $  118,482(B)     $1,814,037
Accumulated depreciation ...............................         (83,294)                --           (83,294)
                                                              ----------         ----------        ----------
                                                               1,612,261            118,482         1,730,743
Cash and cash equivalents ..............................             814                 32(C)            846
Restricted cash (FF&E Reserve) .........................          14,143                 --            14,143
Other assets, net ......................................           8,158              3,000(D)         11,158
                                                              ----------         ----------        ----------
                                                              $1,635,376         $  121,514        $1,756,890
                                                              ==========         ==========        ==========
      LIABILITIES AND SHAREHOLDERS' EQUITY
7% Senior Notes due 2008, net of $261 discount .........      $  149,739         $       --        $  149,739
8-1/4% Monthly Income Senior Notes due 2005 ............              --            100,000(E)        100,000
Revolving debt .........................................         142,000              5,000(F)        147,000
Security and other deposits ............................         186,280             16,514(G)        202,794
Other liabilities ......................................          12,101                 --            12,101
Shareholders' equity:
 Common shares of beneficial interest ..................             428                 --               428
 Additional paid-in capital ............................       1,161,331                 --         1,161,331
 Cumulative net income .................................         157,776                 --           157,776
 Dividends .............................................        (174,279)                --          (174,279)
                                                              ----------         ----------        ----------
  Total shareholders' equity ...........................       1,145,256                 --         1,145,256
                                                              ----------         ----------        ----------
                                                              $1,635,376         $  121,514        $1,756,890
                                                              ==========         ==========        ==========

                         HOSPITALITY PROPERTIES TRUST


         UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME



                                                                            Year Ended December 31, 1997
                                                                 --------------------------------------------------
                                                                                                         Adjusted
                                                                                                        Pro Forma
                                                                  Historical(H)       Adjustments      (167 Hotels)
                                                                       (in thousands, except per share data)
Revenues:
 Rental income ...............................................      $  98,561         $  77,172(I)      $ 175,733
 FF&E reserve income .........................................         14,643                --(J)         14,643
 Interest income .............................................            928                --               928
                                                                    ---------         ---------         ---------
      Total revenues .........................................        114,132            77,172           191,304
                                                                    ---------         ---------         ---------
Expenses:
 Depreciation and amortization of real estate assets .........         31,949            26,099(K)         58,048
 Interest ....................................................         15,534            14,815(L)         30,349
 Terminated acquisition costs ................................            713                --               713
 General and administrative ..................................          6,783             3,950(M)         10,733
                                                                    ---------         ---------         ---------
      Total expenses .........................................         54,979            44,864            99,843
                                                                    ---------         ---------         ---------
Net income ...................................................      $  59,153         $  32,308         $  91,461
                                                                    =========         =========         =========
Weighted average common shares outstanding ...................         27,530            15,307(N)         42,837
                                                                    =========         =========         =========
Net income per common share ..................................      $    2.15                           $    2.14
                                                                    =========                           =========


                                                                           Six Months Ended June 30, 1998
                                                                 --------------------------------------------------
                                                                                                         Adjusted
                                                                                                        Pro Forma
                                                                  Historical(H)       Adjustments      (167 Hotels)
                                                                       (in thousands, except per share data)
Revenues:
 Rental income ...............................................      $ 72,904          $  15,685(I)      $ 88,589
 FF&E reserve income .........................................         7,460                 --(J)         7,460
 Interest income .............................................         1,200                 --            1,200
                                                                    --------          ---------         --------
      Total revenues .........................................        81,564             15,685           97,249
                                                                    --------          ---------         --------
Expenses:
 Depreciation and amortization of real estate assets .........        25,127              5,224(K)        30,351
 Interest ....................................................         9,395              5,737(L)        15,132
 General and administrative ..................................         4,818                791(M)         5,609
                                                                    --------          ---------         --------
      Total expenses .........................................        39,340             11,752           51,092
                                                                    --------          ---------         --------
Income before extraordinary item .............................      $ 42,224          $   3,933         $ 46,157
                                                                    ========          =========         ========
Weighted average common shares outstanding ...................        41,097              1,740(N)        42,837
                                                                    ========          =========         ========
Income before extraordinary item per common share ............      $   1.03                            $   1.08
                                                                    ========                            ========

                         HOSPITALITY PROPERTIES TRUST

                     NOTES TO UNAUDITED ADJUSTED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (in thousands)

                     Consolidated Balance Sheet Adjustments

A. Represents the unaudited historical consolidated balance sheet of HPT at June 30, 1998.

B. Represents the purchase of the 13 hotels under contract to be acquired but not acquired as of June 30, 1998:


   Cash purchase prices:
    Two Courtyard by Marriott[RegTM] hotels .............    $ 21,054
    Eleven Candlewood[RegTM] hotels .....................      80,325
   Purchase price withheld as security deposits .........      16,514
   Closing costs ........................................         589
                                                             --------
    Total ...............................................    $118,482
                                                             ========

     Included in the above are certain hotel properties HPT has purchased or expects to purchase from sellers upon completion of construction, of which eight have been purchased by HPT in July 1998, September 1998 and November 1998 for an aggregate purchase price of $70,909.

C.   Represents pro forma impact on cash as follows:


    Cash transactions:
      Cash raised in offering, net of issuance costs ..............   $ 97,000
      Cash used to repay Credit Facility ..........................    (97,000)
      Cash used for acquisitions, including closing costs .........   (101,968)
      Pro forma Credit Facility borrowings ........................    102,000
                                                                      --------
      Net impact on cash ..........................................   $     32
                                                                      ========

D. Represents the recording of deferred costs in connection with the issuance of the notes.

E.   Represents issuance of the notes.

F. Represents pro forma net borrowings under the Credit Facility after completion of the issuance of the notes to complete the purchase of 13 hotels under contract to be acquired but not acquired as of June 30, 1998.

G. Represents security deposits and other deposits held or to be held by HPT as a result of purchasing and leasing the following hotels:


   Two Courtyard by Marriott[RegTM] hotels .........   $ 2,339
   Eleven Candlewood[RegTM] hotels .................    14,175
                                                       -------
    Total ..........................................   $16,514
                                                       =======

                         HOSPITALITY PROPERTIES TRUST

                     NOTES TO UNAUDITED ADJUSTED PRO FORMA
                 CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                                 (in thousands)

                 Consolidated Statements of Income Adjustments

H. Represents the historical consolidated statement of income for the period presented.

I. Represents the adjusted pro forma effect of leases entered into since January 1, 1997 and to be entered. This adjusted pro forma effect is derived as follows:

                                                                Year Ended      Six Months Ended
                                                               December 31,         June 30,
                                                                   1997               1998
                                                              --------------   -----------------
   Pro forma minimum rent .................................     $ 173,205          $  86,608
   Pro forma percentage rent ..............................         2,528              1,981
   Amounts included in historical minimum rent ............       (96,033)           (70,923)
   Amounts included in historical percentage rent .........        (2,528)            (1,981)
                                                                ---------          ---------
                                                                $  77,172          $  15,685
                                                                =========          =========

     Certain of the hotels purchased by HPT were under development during the six months ended June 30, 1998 and others are currently under development by the sellers of these properties. HPT is not contractually obligated to acquire these hotels until they are substantially completed. The adjusted pro forma consolidated income statement assumes these hotels were completed and acquired on January 1, 1997. Percentage rent, which is based upon a percentage of gross revenue increases, cannot be calculated for unopened hotels under development.

J. FF&E Reserve escrow accounts for all of HPT's Courtyard by Marriott[RegTM] and Residence Inn by Marriott[RegTM] hotels are owned by HPT and periodic payments into these escrow accounts are recorded as additional rent under generally accepted accounting principles ("GAAP").

     No pro forma adjustment for the FF&E Reserve income related to newly constructed hotels purchased and to be purchased by HPT from Marriott has been made, as this amount cannot be calculated.

     The FF&E Reserve for the renovation and refurbishment of HPT's Wyndham[RegTM], Sumner Suites[RegTM], Candlewood[RegTM] and Summerfield Suites[RegTM] hotels remains the property of the respective tenants during the lease term. HPT has a security interest in these escrow accounts and at the end of the lease term, any remaining funds in these FF&E Reserves must be paid to HPT. Under GAAP, the FF&E Reserve for the leases relating to these hotels is not recorded as income by HPT.

 K. Represents the impact of the Transactions on depreciation expense for the entire period presented.

 L.  Represents the following adjustments to interest expense:
       o Elimination of interest on the $125 million CMBS Notes repaid upon the issuance of the 7% Senior Notes in February 1998 including amortization of deferred financing costs.
       o Elimination of interest on $97 million of Credit Facility repaid with the net proceeds of the 8-1/4% Monthly Income Senior Notes.
       o Record interest, including amortization of deferred financing costs, on the 8-1/4% Monthly Income Senior Notes.
       o Record interest, including amortization of deferred financing costs, on borrowings under the Company's $300 million Credit Facility to complete the Transactions.

M. Represents the estimated impact of the Transactions on general and administrative expenses of HPT for the period presented.

N. Represents the impact of additional common shares issued by HPT in the period presented.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees and Shareholders of
Hospitality Properties Trust:

     We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and the period from February 7, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, and for the period from February 7, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.



                                          ARTHUR ANDERSEN LLP

Washington, D.C.
January 16, 1998

                         HOSPITALITY PROPERTIES TRUST

                           CONSOLIDATED BALANCE SHEET



                                                                            As of December 31,
                                                                        --------------------------
                                                         As of June 30,
                                                              1998           1997          1996
                                                          (unaudited)
                                                        (in thousands, except Share and per Share
                                                                          data)
                          ASSETS
Real estate properties, at cost:
 Land .................................................  $  226,331      $  179,928    $143,462
 Buildings and improvements ...........................   1,469,224       1,086,107     699,225
                                                         ----------      ----------    ---------
                                                          1,695,555       1,266,035     842,687
 Less accumulated depreciation ........................     (83,294)        (58,167)    (26,218)
                                                         ----------      ----------    ---------
                                                          1,612,261       1,207,868     816,469
Cash and cash equivalents .............................         814          81,728      38,073
Rent receivable .......................................       2,029           1,623       1,671
Restricted cash (FF&E reserve) ........................      14,143          11,165       7,277
Other assets, net .....................................       6,129          10,872       8,113
                                                         ----------      ----------    ---------
                                                         $1,635,376      $1,313,256    $871,603
                                                         ==========      ==========    =========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Security deposits .....................................  $  186,280      $  146,662    $ 81,360
Debt ..................................................     291,739         125,000     125,000
Dividends payable .....................................          --          24,493      15,846
Due to affiliate ......................................       1,126           2,464       2,376
Accounts payable and other ............................      10,975           6,744       1,813
                                                         ----------      ----------    ---------
 Total liabilities ....................................     490,120         305,363     226,395
Shareholders' equity:
 Preferred shares of beneficial interest, no par value,
   100,000,000 shares authorized, none issued .........          --              --          --
 Common shares of beneficial interest, $.01 par value,
   100,000,000 shares authorized, 42,836,639
   (unaudited), 38,878,295 and 26,856,800 shares
   issued and outstanding .............................         428             389         269
 Additional paid-in capital ...........................   1,161,331       1,033,073     656,253
 Cumulative net income ................................     157,776         122,166      63,013
 Dividends (paid or declared) .........................    (174,279)       (147,735)    (74,327)
                                                         ----------      ----------    ---------
 Total shareholders' equity ...........................   1,145,256       1,007,893     645,208
                                                         ----------      ----------    ---------
                                                         $1,635,376      $1,313,256    $871,603
                                                         ==========      ==========    =========



                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                        CONSOLIDATED STATEMENT OF INCOME



                                                Six Months Ended            Year Ended
                                                    June 30,                                    February 7, 1995
                                            ------------------------        December 31,         (inception) to
                                                   (unaudited)       -------------------------    December 31,
                                                1998        1997         1997         1996            1995
                                                           (in thousands, except per Share data)
Revenues:
 Rental income ............................  $ 72,904     $ 46,407    $  98,561     $ 69,514       $ 19,531
 FF&E reserve income ......................     7,460        7,081       14,643       12,169          4,037
 Interest income ..........................     1,200          265          928          946             74
                                             --------     --------    ---------     --------       --------
   Total revenues .........................    81,564       53,753      114,132       82,629         23,642
                                             --------     --------    ---------     --------       --------
Expenses:
 Interest (including amortization of
   deferred finance costs of $1,879,
   $651, $1,340, $341 and $24,
   respectively) ..........................     9,395        6,330       15,534        5,646          5,063
 Depreciation and amortization of real
   estate assets ..........................    25,127       14,523       31,949       20,398          5,820
 Terminated acquisition costs .............        --           --          713           --             --
 General and administrative ...............     4,818        3,064        6,783        4,921          1,410
                                             --------     --------    ---------     --------       --------
   Total expenses .........................    39,340       23,917       54,979       30,965         12,293
                                             --------     --------    ---------     --------       --------
Income before extraordinary items .........    42,224       29,836       59,153       51,664         11,349
Extraordinary loss from extinguishment
  of debt .................................    (6,614)          --           --           --             --
                                             --------     --------    ---------     --------       --------
Net income ................................  $ 35,610     $ 29,836    $  59,153     $ 51,664       $ 11,349
                                             ========     ========    =========     ========       ========
Weighted average Shares outstanding .......    41,097       26,867       27,530       23,170          4,515
Basic earnings (loss) per common share:
Income before extraordinary item ..........  $   1.03     $   1.11    $    2.15     $   2.23       $   2.51
Extraordinary item ........................     ( .16)          --           --           --             --
                                             --------     --------    ---------     --------       --------
Net income ................................  $   0.87     $   1.11    $    2.15     $   2.23       $   2.51
                                             ========     ========    =========     ========       ========



                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                               Additional   Cumulative
                                         Number of    Common     Paid-In       Net
                                           Shares     Shares     Capital      Income     Dividends        Total
                                                            (in thousands, except Share data)
Initial capitalization as of
 February 7, 1995 (inception)               40,000     $ --    $      960   $     --    $       --     $      960
Issuance of Common Shares of
  Beneficial Interest, net ...........  12,560,000      126       296,980         --            --        297,106
Stock grants .........................         900       --            22         --            --             22
Net income ...........................          --       --            --     11,349            --         11,349
Dividends (paid or declared) .........          --       --            --         --       (11,486)       (11,486)
                                        ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1995            12,600,900      126       297,962     11,349       (11,486)       297,951
Issuance of Common Shares of
  Beneficial Interest, net ...........  14,250,000      143       358,136         --            --        358,279
Stock grants .........................       5,900       --           155         --            --            155
Net income ...........................          --       --            --     51,664            --         51,664
Dividends (paid or declared) .........          --       --            --         --       (62,841)       (62,841)
                                        ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1996            26,856,800      269       656,253     63,013       (74,327)       645,208
Issuance of Common Shares of
  Beneficial Interest, net ...........  12,000,000      120       376,146         --            --        376,266
Stock grants .........................      21,495       --           674         --            --            674
Net income ...........................          --       --            --     59,153            --         59,153
Dividends (paid or declared) .........          --       --            --         --       (73,408)       (73,408)
                                        ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1997            38,878,295      389     1,033,073    122,166      (147,735)     1,007,893
(unaudited:)
Issuance of Common Shares of
  Beneficial Interest, net ...........   3,958,344       39       128,258         --            --        128,297
Net income ...........................          --       --            --     35,610            --         35,610
Dividends (paid or declared) .........          --       --            --         --       (26,544)       (26,544)
                                        ----------     ----    ----------   --------    ----------     ----------
Balance at June 30, 1998 .............  42,836,639     $428    $1,161,331   $157,776    $ (174,279)    $1,145,256
                                        ==========     ====    ==========   ========    ==========     ==========



                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                            For the                    For the
                                                       Six Months Ended              Year Ended          February 7, 1995
                                                           June 30,                 December 31,          (inception) to
                                                  --------------------------- -------------------------    December 31,
                                                       1998          1997         1997         1996            1995
                                                          (unaudited)        (in thousands)
Cash flows from operating activities:
 Net income .....................................  $   35,610    $   29,836    $   59,153   $   51,664     $   11,349
 Adjustments to reconcile net income to cash
   provided by operating activities:
    Extraordinary item ..........................       6,614            --            --           --             --
    Depreciation and amortization ...............      25,127        14,523        31,949       20,398          5,820
    Amortization of deferred finance costs
      as interest ...............................       1,879           651         1,340          341             24
    FF&E reserve income .........................      (7,460)       (7,081)      (14,643)     (12,169)        (4,037)
    Changes in assets and liabilities:
       (Increase)/decrease in rent
         receivable and other assets ............       2,238        (1,982)         (469)      (1,566)          (182)
       Increase in accounts payable and
         other ..................................       4,231         4,126         3,419        1,926            396
       Increase/(decrease) in due to
         affiliate ..............................      (1,342)       (1,093)          476        1,149            770
                                                   ----------    ----------    ----------   ----------     ----------
       Cash provided by operating
         activities .............................      66,897        38,980        81,225       61,743         14,140
                                                   ----------    ----------    ----------   ----------     ----------
Cash flows from investing activities:
 Real estate acquisitions .......................    (425,038)     (155,050)     (409,799)    (491,638)      (332,648)
 Increase in security deposits ..................      39,618        20,999        65,302       48,460         32,900
 Purchase of FF&E reserve .......................          --        (1,500)       (2,794)      (5,500)        (3,904)
                                                   ----------    ----------    ----------   ----------     ----------
    Cash used in investing activities ...........    (385,420)     (135,551)     (347,291)    (448,678)      (303,652)
                                                   ----------    ----------    ----------   ----------     ----------
Cash flows from financing activities:
 Proceeds from issuance of Shares, net ..........     127,746            --       376,266      358,279        198,088
 Draws on credit facility and debt issuance .....     375,730       104,000       261,000      240,650             --
 Repayments of credit facility ..................    (209,000)           --      (261,000)    (115,650)            --
 Deferred finance costs incurred ................      (5,830)         (573)       (1,784)      (6,481)        (1,885)
 Borrowings and advances from HRP ...............          --            --            --           --        165,241
 Payments on borrowings and advances
   from HRP .....................................          --            --            --           --        (65,241)
 Dividends paid .................................     (51,037)      (31,700)      (64,761)     (53,925)        (4,556)
                                                   ----------    ----------    ----------   ----------     ----------
    Cash provided by financing activities .......     237,609        71,727       309,721      422,873        291,647
                                                   ----------    ----------    ----------   ----------     ----------
Increase/(decrease) in cash and cash
 equivalents ....................................     (80,914)      (24,844)       43,655       35,938          2,135
Cash and cash equivalents at beginning
 of period ......................................      81,728        38,073        38,073        2,135             --
                                                   ----------    ----------    ----------   ----------     ----------
Cash and cash equivalents at end of period ......  $      814    $   13,229    $   81,728   $   38,073     $    2,135
                                                   ==========    ==========    ==========   ==========     ==========
Supplemental cash flow information:
 Cash paid for interest .........................  $    4,148    $    5,666    $   14,086   $    4,652     $    5,039
Non-cash investing and financing activities:
 Property managers' deposits in FF&E reserve ....       6,680         6,234        14,213       12,100          3,862
 Purchases of fixed assets with FF&E reserve ....      (3,702)       (4,258)      (13,549)     (15,665)        (2,424)
 Issuance of Shares to HRP ......................          --            --            --           --        100,000
 Cancellation of indebtedness to HRP ............          --            --            --           --       (100,000)

                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (in thousands, except per Share and percent data)

1. Organization and Commencement of Operations

     Hospitality Properties Trust (HPT) is a Maryland real estate investment trust organized on February 7, 1995. HPT, which invests in income producing hotel and lodging related real estate, was a 100% owned subsidiary of Health and Retirement Properties Trust (HRP) from its inception through August 22, 1995, when it completed its initial public offering of Shares (the IPO). HRP remains an affiliate of HPT, owning approximately 10.3% of HPT's issued and outstanding Shares as of December 31, 1997. HPT commenced operations on March 24, 1995. At December 31, 1997 HPT, directly and through subsidiaries, had purchased 119 properties and committed to purchase an additional 16 properties.

     The properties of HPT and its subsidiaries (the Company) are leased to and managed by subsidiaries (the Lessees and the Managers) of companies unaffiliated with HPT: Host Marriott Corporation; Marriott International, Inc. (Marriott); Patriot American Hospitality; Candlewood Hotel Company, Inc.; and ShoLodge, Inc.


2. Summary of Significant Accounting Policies

     Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries. All intercompany transactions have been eliminated.

     Real estate properties. Real estate properties are recorded at cost. Depreciation is provided for on a straight-line basis over estimated useful lives of 7 to 40 years. The Company periodically evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (FAS 121), which it adopted on January 1, 1996. The adoption of FAS 121 had no effect on the Company's financial statements.

     Cash and cash equivalents. Highly liquid investments with maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

     Deferred finance costs. Costs incurred to secure certain borrowings are capitalized and amortized over the terms of the related borrowing, and were $7,371, $5,352 and $1,861 at December 31, 1997, 1996 and 1995, respectively, net of accumulated amortization of $1,143, $313 and $24, respectively.

     Financial Instruments--interest rate cap agreements. Certain subsidiaries of HPT have entered interest rate protection agreements to limit the Company's exposure to risks of rising interest rates. The cost of the agreements is included in interest expense ratably over the life of the arrangement. Amounts receivable from the counterparties to the cap agreements are accrued as adjustments to interest expense. At December 31, 1997 and 1996, the net carrying value of such agreements was $1,988 and $2,498, respectively, and the fair value of such agreements was $802 and $2,756, respectively. Interest rates have not exceeded the cap amounts and no balances were receivable under the cap agreements at December 31, 1997 and 1996.

     Revenue recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements. Additional rent and interest income is recognized as earned.

     Net income per share. Net income per share is computed using the weighted average number of shares outstanding during the period. The Company has no common share equivalents.

                         HOSPITALITY PROPERTIES TRUST

               (in thousands, except per Share and percent data)

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

     Income taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986. The Company is not subject to Federal income taxes on its net income provided it distributes its taxable income to shareholders and meets certain other requirements.

     New Accounting Pronouncements. The Financial Accounting Standards Board has issued Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("FAS 128"), Statement No. 129 "Disclosure of Information about Capital Structure" ("FAS 129"), Statement No. 130 "Reporting Comprehensive Income" ("FAS 130") and Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 128 and FAS 129 were adopted for the Company's 1997 financial statements. The adoption of each of these had no impact on the Company's financial statements. FAS 130 and FAS 131 must be adopted for the Company's 1998 financial statements. The Company anticipates that FAS 130 and FAS 131 will have no impact on the Company's financial statements.

     Interim Financial Statements. The accompanying interim financial statements have been prepared without audit. Certain interim information and footnote disclosures required by generally accepted accounting principles for complete financial statements have been omitted or condensed. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year.


3. Real Estate Properties

     The Company's hotel properties are leased pursuant to long term operating leases with initial terms expiring between 2008 and 2014. The leases provide for various renewal terms generally totaling 20-50 years unless the Lessee properly notifies the Company in accordance with the leases. Each lease is a triple net lease and generally requires the Lessee to pay: base rent, percentage rent of between 5% and 10% of increases in total hotel sales over a base year, 5% FF&E reserve escrows, and all operating costs associated with the leased property. Each Lessee has posted a security deposit equal to one year's base rent. Each of the Company's properties is part of a combination of properties leased to a single tenant. At December 31, 1997, the Company maintained seven pools of properties, ranging in number of properties from nine to 53. Each property within a pool is subject to certain lease provisions including all-or-none renewals, cross defaults and the ability to use FF&E reserves generated by all hotels within a pool for the maintenance and refurbishment of any hotel within such pool. The FF&E reserve may be used by the Manager and Lessee to maintain the properties in good working order and repair. If the FF&E reserve is not available to fund such expenditures, the Company may make such expenditures, in which case annual base rent will be increased by a minimum of 10% of the amount so funded.

     During 1995, the Company purchased and leased 37 hotels for a total purchase price of approximately $329,000. In 1996, the Company purchased and leased an additional 45 hotels for an aggregate purchase price of approximately $484,000. During 1997, the company agreed to purchase and lease up to an additional 53 hotels for an aggregate purchase price of approximately $562,000. As of December 31, 1997, the Company had completed the acquisition and leasing of 119 hotels

                         HOSPITALITY PROPERTIES TRUST

               (in thousands, except per Share and percent data)

properties and had outstanding commitments, subject to the satisfaction of certain conditions by the sellers of such properties, to purchase an additional 16 hotel properties for an aggregate purchase price of $155,158.

     Future minimum lease payments to be received by the Company during the remaining initial terms of its leases total $1,742,784 ($120,062 annually). As of December 31, 1997, the weighted average remaining initial term of the Company's leases was 14 years, and the weighted average remaining total term (including all renewal options) was 53.4 years.


4. Indebtedness

     As of December 31, 1997 and 1996, the Company had no borrowings outstanding under its $200,000 revolving acquisition credit facility ("Credit Facility") which provides for interest on borrowings at one-month LIBOR plus a premium. Borrowings, if any, may be repaid and reborrowed as necessary until December 31, 1998, at which time outstanding balances may, at the Company's option (subject to lender consent), be either repaid or converted into a 10-year loan. The Credit Facility is secured by certain assets of HPT and one of its subsidiaries. The weighted average interest rate on Credit Facility borrowings outstanding during 1997 and 1996 was 7.27% and 7.05%, respectively. There were no borrowings outstanding at any time under the Credit Facility during the 1995 period.

     During 1997, the Company temporarily expanded its credit facility with the same lender to provide up to an additional $255,000 (the "Expanded Facility") through December 31, 1997. No amounts were outstanding under the Expanded Facility as of December 31, 1997.

     During 1996, certain subsidiaries of the Company issued $125,000 of notes (Notes) which require payment of interest only through their maturity in December 2001, at which time the principal balance is due. The Notes are prepayable at any time without penalty. Interest on the Notes is equal to one month LIBOR plus a premium.

     The Notes are non-recourse to HPT and its subsidiaries and are secured by first mortgages on hotels owned by certain subsidiaries of the Company having a net carrying value of $319,538 at December 31, 1997. Approximately $30,820 of annual minimum lease payments are attributed to such hotels. Generally, among other restrictions, the terms of the Notes limit the ability of certain subsidiaries of the Company to incur significant secured or unsecured liabilities and restrict the use of proceeds from any sale or other disposition of the encumbered assets. The Notes carried a weighted average interest rate in 1997 of 6.44% and from their date of issuance to December 31, 1996 of 6.32%. At December 31, 1997 and 1996, the Notes carried an interest rate of 6.69% and 6.07%, respectively. The carrying amount of the Notes at December 31, 1997 and 1996 is equal to their fair value.


5. Transactions with Affiliates

     The Company has an agreement with HRPT Advisors, Inc. (the "Advisor") whereby the Advisor provides investment, management and administrative services to the Company. The Advisor is compensated at an annual rate equal to 0.7% of HPT's average real estate investments up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon improvements in cash available for distribution per Share (as defined). Cash advisory fees earned for

                         HOSPITALITY PROPERTIES TRUST

               (in thousands, except per Share and percent data)

the years ended 1997, 1996 and for period from February 7, 1995 (inception) to December 31, 1995 were $5,299, $3,915 and $1,292 respectively. As of December 31, 1997 the Advisor owned 264,595 shares of HPT. Incentive advisory fees are paid to Advisors in restricted Common Shares based on a formula. The Company accrued $551 and $463 in incentive fees during 1997 and 1996 respectively. In February of 1997 the Company issued 14,595 restricted Common Shares to the Advisor satisfying the 1996 fee. The 1997 fee will be paid in restricted Common Shares in 1998.

     As of January 1, 1998, the functions of the Advisor were assumed by REIT Management & Research, Inc. ("RMR"), a newly formed affiliate of the Advisor under a new advisory agreement on substantially the same terms as the previous agreement. The Advisor and RMR are each owned by Gerard M. Martin and Barry M. Portnoy, who also serve as Managing Trustees of the Company.

     From time to time the Company may seek short term borrowings from the Advisor. During 1997, the Company made one such borrowing of $7,000 which was outstanding for 60 days. Interest paid to the Advisor totaled $62. The Advisor is under no obligation to make funds available to the Company.


6. Concentration

     The Company's assets are income producing lodging related real estate located throughout the United States. The Company's lessees at December 31, 1997 were:

                                                                                         Annual
                                                Number of       Initial       % of      Minimum       % of
             Subsidiaries of                   Properties     Investment     Total        Rent        Total
             ---------------                   ----------     ----------     -----      -------       -----
   Host Marriott Corp. ..................         53          $  505,000      37%      $ 50,500        37%
   Host Marriott Corp. ..................         18             172,000      13%        17,200        13%
   Patriot American Hospitality .........         12             180,000      13%        18,000        13%
   Marriott International, Inc. .........         14             149,000      11%        14,900        11%
   Marriott International, Inc. .........          9             129,000       9%        12,900         9%
   ShoLodge, Inc. .......................         14             140,000      10%        14,000        10%
   Candlewood Hotel Company .............         15             100,000       7%        10,000         7%
                                                  --          ----------      --       --------        --
                                                 135          $1,375,000     100%      $137,500       100%

     At December 31, 1997 the Company was committed to purchase 16 of the properties shown in the table above with allocated initial investment and annual minimum rent of $155,158 and $15,516, respectively.

     At December 31, 1997 the Company's 119 hotels contain 16,527 rooms and are located in 30 states, with 5% to 11% of its hotels in each of Virginia, Pennsylvania, Massachusetts, Arizona, Georgia, Texas, and California. Including the commitments to purchase 16 properties, the Company's 135 hotels contain 18,497 rooms and are located in 35 states.


7. Pro Forma Information (Unaudited)

     In December of 1997 and April of 1996 the Company completed offerings of 12,000,000 and 14,250,000 common shares of beneficial interest and the acquisition of 37 and 45 additional hotels, respectively. If such transactions occurred on January 1, 1996, unaudited pro forma 1996 revenues, net income and earnings per share would have been $134,635, $74,038, and $1.91, respectively, and the unaudited pro forma 1997 revenues, net income and earnings per share would have been $137,599, $65,572, and $1.85, respectively.

                         HOSPITALITY PROPERTIES TRUST

               (in thousands, except per Share and percent data)

     In the opinion of management, all adjustments necessary to reflect the effects of the transactions discussed above have been reflected in the pro forma data. The unaudited pro forma data is not necessarily indicative of what the actual consolidated results of operations for the Company would have been for the years indicated, nor does it purport to represent the results of operations for the Company for future periods.


8. Selected Quarterly Financial Data (Unaudited)

     The following is a summary of the unaudited quarterly results of operations of the Company for 1997, 1996 and 1995.


                                                                1997
                                           ----------------------------------------------
                                             First       Second      Third       Fourth
                                            Quarter     Quarter     Quarter      Quarter
   Revenues ............................   $25,477     $28,276     $29,017      $31,362
   Net Income ..........................    14,910      14,926      15,017       14,300
   Net Income per Share ................       .56         .56         .56          .48
   Dividends paid per Share(3) .........       .59         .61         .62          .63


                                                                1996
                                           ----------------------------------------------
                                             First       Second      Third       Fourth
                                            Quarter     Quarter     Quarter      Quarter
   Revenues ............................   $10,334     $23,011     $24,878      $24,406
   Net Income ..........................     6,622      14,623      15,446       14,973
   Net Income per Share ................       .53         .56         .58          .56
   Dividends paid per Share(3) .........       .58         .58         .59          .59


                                                     1995
                                           ------------------------
                                               Third        Fourth
                                            Quarter(1)     Quarter
   Revenues ............................     $7,853        $9,998
   Net income ..........................      3,623         6,989
   Net income per Share ................        .24(2)        .55
   Dividends paid per Share(3) .........        .24           .55

------------
(1) HPT's IPO occurred August 22, 1995 and accordingly the third quarter 1995 figures for revenues and net income partially relate to periods prior to the IPO.

(2) Represents the per Share amount of net income from the IPO date to September 30, 1995.

(3) Amounts represent dividends declared with respect to the periods shown.


9. Subsequent Events (Unaudited)

     Between January 1, 1998 and June 30, 1998, the Company invested $419 million in 35 hotels, leased to various unaffiliated entities. The leases for these hotels have initial terms ending between 2010 and 2015; all have renewal options aggregating between twenty and 48 years. Also during the first six months of 1998 the Company repaid the Notes (see Note 4) and all of the Company's properties were released from mortgages. The Company issued $150 million of unsecured senior notes which are due in 2008 carry a 7% coupon. The Company's Credit Facility (see Note 4) has been replaced with a new $300 million unsecured revolving credit facility which matures in 2002.

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                                 $100,000,000



                         Hospitality Properties Trust


                   8-1/4% Monthly Income Senior Notes due 2005



                            -------------------------

                              PROSPECTUS SUPPLEMENT

                            -------------------------

                              Merrill Lynch & Co.

                          Donaldson, Lufkin & Jenrette

                           A.G. Edwards & Sons, Inc.

                             Legg Mason Wood Walker
                                  Incorporated

                           Morgan Stanley Dean Witter

                       Prudential Securities Incorporated

                              Salomon Smith Barney




                               November 6, 1998

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